SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil spin-off telecommunications towers

to Sitios Latinoamérica”

Mexico City, August 8, 2022. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that all conditions and implementation steps required to spin-off its telecommunications towers and other associated infrastructure in certain Latin America countries have been completed. Therefore, AMX’s spin-off approved by its shareholders during 2021 has become effective today, and certain assets, liabilities and capital have been transferred to a new company named Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”).

Sitios Latam is a Mexican company, independent from AMX’s management and capital structure. Its business focuses on the construction, operation and marketing of towers and other structures for the installation of telecommunications equipment. Its towers will be available for access and use by all wireless telecommunication service operators in the following Latin American countries: Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panamá, Paraguay, Puerto Rico and Uruguay. In addition, as of today, Sitios Latam has started the construction of towers in Peru. Sitios Latam has an inventory of 29,090, on an aggregate basis, 39% of which are in Brazil. Sitios Latam will continue to evaluate growth opportunities in the region.

Sitios Latam capital stock is represented by a single series of shares with full voting rights. Its shares will only be registered in the National Securities Registry (“RNV”) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) and listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V. or “BMV”) for trading in Mexico, without an underwritten public offering. Before the distribution of Sitios Latam shares, there will be a consolidation in the number of shares (inverse split) at a 1:20 ratio. Therefore, AMX’s shareholders will receive one (1) share of Sitios Latam for every twenty (20) shares of AMX.

As provided under applicable Mexican securities regulations issued by the CNBV[1], upon receiving CNBV’s and BMV’s required approvals for the registration and listing of Sitios Latam shares (which are in process), AMX and Sitios Latam will publish an information statement containing relevant information related to Sitios Latam (including certain financial information) and the distribution process of its shares to AMX’s shareholders.

For more information:
Daniela Lecuona Torras Investor Relations América Móvil daniela.lecuona@americamovil.com	María Paloma Vértiz Robleda Investor Relations Sitios Latinoamérica paloma.vertiz@siteslatam.com

[1] Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros participantes del Mercado de Valores emitidas por la CNBV.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of key factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact